Exhibit 99.1

ATTUNITY REPORTS THIRD QUARTER 2013 RESULTS
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Total revenues increased by 11% to $6.6 million for the third quarter of 2013
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 Net income increased significantly to $0.7 million for the third quarter of 2013
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Burlington, MA – October 24, 2013 – Attunity, Ltd. (the “Company”) (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period ended September 30, 2013.

“We continue to make progress implementing our growth strategy, executing on our sales and marketing initiatives, and cultivating our partnerships.  As a result, we are experiencing increased worldwide demand and winning larger-sized deals,” stated Shimon Alon, Chairman and Chief Executive Officer of Attunity.

“Our performance during the quarter reflects our ability to deliver enhanced and award winning Big Data solutions to a growing number of large-scale data warehouses for real-time analytics. The market embraced our recently launched Replicate 3.0 solution, which led to increased demand. Going forward, we anticipate capitalizing on this momentum, as well as benefiting from the consistent stream of revenue derived from the renegotiated contracts with one of our larger OEM partners."

Financial Highlights for the Third Quarter of 2013, compared with the third quarter of 2012:

•	Total revenues for the third quarter grew 11% to $6.6 million

•	Total maintenance and service revenues grew 22% to $3.5 million

•	Non-GAAP operating income increased 40% to $1.4 million

•	Net income for the third quarter of 2013 was $0.7 million or $0.06 per diluted share, compared with $43,000, or $0.00 per diluted share in the third quarter of 2012

Recent Operational Highlights:

•	Launched Replicate 3.0:

o	Enables Big Data insights in real-time across globally distributed operations

o	Added disaster recovery capabilities, ensuring the high availability of mission critical transactional systems

o	Expanded support to include additional heterogeneous data warehouses and databases

•	Completed largest Replicate deal to date with a company focused on innovative, pre-paid products

•	Recognized first full quarter of material revenue, totaling $0.7 million, from amended OEM agreement with a world-leading software and IT corporation

•	Acquired displaced customers for Cloudbeam (who needed accelerated migration from Nirvanix to Amazon Web Services), following recent shutdown of storage provider Nirvanix

•	Signed OEM reseller agreement for core connectivity solutions with Infor, a world-leading supplier of enterprise applications

•	Expanded partnerships adding Attunity Click-2-Load solution for HP Vertica and Microsoft PDW

•	Appointed Paul Kelly as VP of sales in the EMEA region, expanding management team to support increased customer demand

Direct Sales
During the third quarter, the team benefited from new marketing programs, which have been producing a growing number of effective leads. To properly manage the increasing demand, the Company also plans to increase sales efforts in the U.S. and EMEA. In order to oversee these efforts, Attunity recently appointed Paul Kelly as its new VP of Sales in the EMEA region. Mr. Kelly is responsible for growing revenue from new and existing customers and leveraging the growing demand for Attunity solutions for Big Data loading and replication as well as the existing strong partnerships with market leaders.

Partnership Activity
The Company launched a new solution for the HP Vertica large scale data warehouse. The offering, which was unveiled at the HP Vertica Big Data Conference in August 2013, allows users to accelerate the process of loading data to HP Vertica. By feeding Big Data at high speeds to this data analytics platform, this solution enables rich analytics and has drawn increased attention from both customers and media. The new offering also strengthens Attunity’s partnership with HP with expected revenue recognition in the fourth quarter of 2013.

Strategic relationships with Big Data vendors such as Pivotal Greenplum, Teradata, Microsoft PDW, and HP Vertica continue to generate an increased number of opportunities. In many circumstances, Attunity solutions are introduced early in the sales cycle by the partner, enabling the partners to win customers. Attunity’s partnership activity with Amazon Web Services (AWS) also continues to gain momentum.

“The improvements to our sales team, partnerships and solutions, further reinforce our confidence in the potential of Attunity to continue to grow, capitalize on the increasing demand for our solutions and cement us as a necessary player in the Big Data and Analytics markets,” Mr. Alon concluded.

Financial Results for Q3 2013
Total revenues for the third quarter of 2013 were $6.6 million, compared with $5.9 million for the same period of 2012. The 11% increase year-over-year is primarily a result of a 22% increase in maintenance and services revenues to $3.5 million, compared with $2.9 million for the same period of 2012. License revenues totaled $3.0 million and remained virtually flat as compared to the third quarter of 2012.

Operating income for the third quarter of 2013 was $1.0 million, compared with $0.6 million for the same period of 2012.

Non-GAAP operating income for the third quarter of 2013 was $1.4 million, compared with $1.0 million for the same period of 2012. Non-GAAP operating income for the third quarter of 2013 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisition of RepliWeb of $0.4 million. Non-GAAP operating income for the same period of 2012 excludes the impact of stock-based compensation expenses, amortization and expenses related to the acquisition of RepliWeb, and amortization of software development costs of $0.4 million. See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Net income for the third quarter of 2013 was $0.7 million, or $0.06 per diluted share, compared with $43,000, or $0.00 per diluted share in the third quarter of 2012.

Non-GAAP net income for the third quarter of 2013 was $1.3 million, compared with $0.9 million for the third quarter of 2012.  Non-GAAP net income for the third quarter of 2013 excludes a total of $0.6 million in expenses and amortization, which includes $0.2 million in amortization and other expenses associated with acquisition of RepliWeb, compared with $0.2 million for the same period last year; financial expense associated with the revaluation of liabilities presented at fair value (attributed mainly to the rise in our share price) of $0.3 million, compared with $0.4 million for the same period last year; and $0.2 million stock-based compensation expenses, compared with $0.2 million for the same period last year.  See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Cash and cash equivalents were $2.1 million as of September 30, 2013, compared with $3.8 million as of December 31, 2012. In April 2013, the Company paid the final consideration of $2.0 million as an earn-out to RepliWeb's former shareholders as part of the acquisition completed in September 2011.

Shareholders' equity increased to $10.0 million as of September 30, 2013, compared with $9.6 million as of December 31, 2012.

“As we look ahead, the momentum in our business is building as we concentrate on investing more of our resources on the sales and marketing of our solutions, and experience a maturing of certain major go-to-market partners.  Although the ramp up of this activity has taken slightly longer than anticipated, we believe the long-term potential for our business is more secure than ever,” concluded Mr. Alon.

Conference Call Information
The Company’s management will host a conference call today, October 24, 2013, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are +1 877 249 9037 (U.S. Toll Free), +1 212 444 0896 (International) or 972 3 763 0146 (Israel). All dial-in participants must use the following code to access the call: 5550188. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity’s website, and www.kcsa.com, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through November 24, 2013 at +1 347 366 9565 (all regions). Participants must use the following code to access the replay of the call: 5550188. The online archive of the webcast will be available on http://www.attunity.com/events or www.kcsa.com for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income,  operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisition of RepliWeb, net of related tax, stock-based compensation expenses in accordance with ASC 718, amortization of software development costs in accordance with ASC 985-20, and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and convertible debt inducement expenses. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss (1) benefiting from a consistent stream of revenue, (2) our plan to increase sales efforts in the U.S and EMEA, (3) our expected revenue generation in Q4 from the new partnership with HP, (4) our confidence in our potential to grow, to capitalize on increasing demand for our solutions and cement us as a necessary player in the Big Data and Analytics market scene. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft, and Pivotal; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity’s new and existing products, including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2013 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Diane Imas
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com  / dimas@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2013

U.S. DOLLARS IN THOUSANDS

Unaudited

INDEX

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$2,129	$3,778
Trade receivables (net of allowance for doubtful accounts of $15 at September 30, 2013 and December 31, 2012)	2,925	3,671
Other accounts receivable and prepaid expenses	469	323

Total current assets	$5,523	$7,772

LONG-TERM ASSETS:

Other long term assets	278	93
Severance pay fund	3,044	2,880
Property and equipment, net	871	423
Intangible assets, net	1,310	1,870
Goodwill	13,152	13,094

Total long-term assets	$18,655	$18,360

Total assets	$24,178	$26,132

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2013	2012
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	$423	$316
Payment obligation	-	1,934
Deferred revenues	5,095	4,759
Employees and payroll accruals	1,902	2,589
Accrued expenses and other current liabilities	731	1,220
Total current liabilities	$8,151	$10,818

LONG-TERM LIABILITIES:

Long-term deferred revenue	637	888
Liabilities presented at fair value and other long-term liabilities	1,062	875
Accrued severance pay	4,237	3,989
Total long-term liabilities	$5,936	$5,752

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,319	1,270
Authorized: 32,500,000 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 11,364,929 shares at September 30, 2013 and 10,919,930 shares at December 31, 2012
Additional paid-in capital	111,177	110,318
Receipt on account of shares	85	-
Accumulated other comprehensive loss	(670)	(672)
Accumulated deficit	(101,820)	(101,354)

Total shareholders' equity	10,091	9,562

Total liabilities and shareholders' equity	$24,178	$26,132

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited
Software licenses	$8,074	$10,185	$3,031	$3,044
Maintenance and services	9,181	8,227	3,537	2,892

Total revenue	17,255	18,412	6,568	5,936
Operating expenses:

Cost of revenues	1,553	1,747	507	574
Research and development	5,708	5,827	1,839	1,899
Selling and marketing	8,042	6,964	2,586	2,151
General and administrative	2,186	2,274	675	743

Total operating expenses	17,489	16,812	5,607	5,367

Operating income (loss)	(234)	1,600	961	569

Financial expenses, net	348	1,046	263	489

Income (loss) before taxes on income	(582)	554	698	80

Taxes on income (benefit)	(116)	128	(11)	37
Net income (loss)	$(466)	$426	$709	$43

Basic net income (loss) per share	$(0.04)	$0.04	$0.06	$0.00
Weighted average number of shares used in computing basic net income (loss) per share	11,107	10,506	11,330	10,752

Diluted net income (loss) per share	$(0.04)	$0.04	$0.06	$0.00
Weighted average number of shares used in computing diluted net income (loss) per share	11,107	11,782	12,571	12,356

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2013	2012
	Unaudited
Cash flows from operating activities:
Net income (loss)	$(466)	$426
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	178	168
Stock based compensation	554	481
Amortization of intangible assets	560	770
Accretion of payment obligation	66	199
Convertible debt inducement expenses	-	108
Change in:
Accrued severance pay, net	84	219
Trade receivables	746	(1,048)
Other accounts receivable and prepaid expenses	(144)	(127)
Other long term assets	-	(17)
Trade payables	107	(29)
Deferred revenues	85	(898)
Employees and payroll accruals	(687)	(136)
Accrued expenses and other liabilities	(414)	(890)
Change in liabilities presented at fair value	187	742
Change in deferred taxes, net	(262)	(77)
Net cash provided by (used in) operating activities	$594	(109)

Cash flows from investing activities:
Purchase of property and equipment	(626)	(209)
Decrease in restricted cash	-	341
Net cash provided by (used in) investing activities	$(626)	132

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	354	475
Receipts on account of shares	85	-
Repayment of long-term debt	-	(109)
Repayment of convertible debt	-	(138)
Repayment of contingent consideration	(2,000)	-
Net cash provided by (used in) financing activities	$(1,561)	228

Foreign currency translation adjustments on cash and cash equivalents	(56)	(20)

Increase (decrease) in cash and cash equivalents	(1,649)	230
Cash and cash equivalents at the beginning of the period	3,778	1,484

Cash and cash equivalents at the end of the period	$2,129	$1,714

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$6	$225
Income tax	$425	$234

Non cash activities:
Conversion of convertible debt and bifurcated conversion feature	$-	630

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited
GAAP operating income (loss)	$(234)	$1,600	$961	$569
Stock based compensation (1)	554	481	248	157
Amortization of software development costs	-	152	-	40
Acquisition-related amortization and adjustments (2)	559	740	186	227
Non-GAAP operating income	$879	$2,973	$1,395	$993
GAAP net income (loss)	(466)	426	709	43
Stock based compensation (1)	554	481	248	157
Amortization of software development costs	-	152	-	40
Acquisition-related amortization and adjustments (2)	559	740	186	227
Revaluation of liabilities and conversion feature presented at fair value	187	850	250	414
Acquisition-related financial expenses	66	199	-	66
Tax related to the acquisition	(216)	(247)	(72)	(82)
Non-GAAP net income	$684	$2,601	$1,321	$865

GAAP diluted net income (loss) per share:	(0.04)	0.04	0.06	0.00
Stock based compensation and amortization of software development costs, acquisition-related amortization and adjustments	0.10	0.12	0.03	0.03
Revaluation of liabilities presented at fair value, and acquisition related financial expenses	0.02	0.09	0.02	0.04
Tax related to the acquisition	(0.02)	(0.01)	(0.01)	0.00

Non-GAAP diluted net income per share	$0.06	$0.22	$0.10	$0.07
Weighted average number of shares used in computing diluted net income per share	12,589	11,782	12,646	12,356

(1) Stock-based compensation expenses under ASC 718 included in:
Research and development	182	219	50	98
Selling and marketing	239	132	151	56
General and administrative	133	130	47	3
	$554	$481	$248	$157

(2) Operating Acquisition-related amortization and adjustments:
Valuation adjustment on acquired deferred services revenue	-	122	-	21
Cost of Sales - Amortization of technology	386	419	129	140
Selling and marketing - Amortization of customer relationships	173	199	57	66
	$559	$740	$186	$227